Room 4561

	December 7, 2005

Mr. Steven V. Abramson
President and Chief Operating Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

Re:	Universal Display Corporation
	Registration Statement on Form S-3 filed November 16, 2005
	File No. 333-129745

Dear Mr. Abramson:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comment below.
Where
indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

The Offering, page 14

1. We note your disclosure in the third paragraph of this section in which you discuss the payment arrangement under your agreements with
PPG Industries.  In particular, we note your disclosure that you
"pay
PPG Industries for some of these services in cash and for other of these services in common stock." You next state that "[p]ayment for up to 50% of the remaining services may be paid, at [y]our sole discretion, in cash or shares of common stock, with the balance payable in cash." Please clarify your disclosure to discuss and summarize the specific services that correspond to the payment arrangements as well as explain your reference to "the remaining services." We also note the last sentence in your prior paragraph in which you appear to state that services provided by PPG Industries is paid with shares of your common stock and that only in limited circumstances is PPG Industries paid in cash. Please clarify and reconcile.


*              *              *              *


      As appropriate, please amend your filings in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and
Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal


cc:	Via Facsimile
	Justin W. Chairman, Esq.
	Morgan, Lewis & Bockius LLP
	1701 Market Street
	Philadelphia, Pennsylvania 19103
	Telephone: (215) 963-5061
	Facsimile:  (215) 963-5001